UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2020

Commission File Number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant’s name into English)

Zürichstrasse 38

8306 Brüttisellen

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Global Blue Group Holding AG is providing on this Form 6-K:

(i)	the articles of association of Global Blue Group Holding AG, dated as of August 28, 2020;

(ii)

the shareholders agreement, dated as of August 28, 2020, entered into by Global Blue Holding L.P., SL Globetrotter, L.P., Thomas W. Farley and certain members of management of Global Blue Group Holding AG;

(iii)

the registration rights agreement, dated as of August 28, 2020, entered into by Global Blue Group Holding AG, certain affiliates of Third Point LLC, SL Globetrotter, L.P., Global Blue Holding L.P. and certain other holders listed therein; and

(iv)

the management shareholders agreement deed of amendment, dated as of August 26, 2020, entered into by Global Blue Holding L.P., Jacques Stern in his capacity as Management Representative, Global Blue Group Holding AG, SL Globetrotter, L.P. and Estera Trust (Jersey) Limited in its capacity as trustee of the Global Blue Equity Plan Employee Trust.

EXHIBIT INDEX

Exhibit 3.1: Articles of association of Global Blue Group Holding AG, dated as of August 28, 2020

Exhibit 10.1: Shareholders agreement, dated as of August 28, 2020, entered into by Global Blue Holding L.P., SL Globetrotter, L.P., Thomas W. Farley and certain members of management of Global Blue Group Holding AG

Exhibit 10.2: Registration rights agreement, dated as of August 28, 2020, entered into by Global Blue Group Holding AG, certain affiliates of Third Point LLC, SL Globetrotter, L.P., Global Blue Holding L.P. and certain other holders listed therein

Exhibit 10.3: Management shareholders agreement deed of amendment, dated as of August 26, 2020, entered into by Global Blue Holding L.P., Jacques Stern in his capacity as Management Representative, Global Blue Group Holding AG, SL Globetrotter, L.P. and Estera Trust (Jersey) Limited in its capacity as trustee of the Global Blue Equity Plan Employee Trust

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: August 31, 2020	By:	/s/ JACQUES STERN
	Name:	Jacques Stern
	Title:	Chief Executive Officer

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